Exhibit 99.4

FOR IMMEDIATE RELEASE	November 9, 2009

FORBES MEDI-TECH ANNOUNCES FINANCIAL RESULTS FOR THIRD QUARTER ENDED SEPTEMBER 30, 2009

VANCOUVER, BC – Forbes Medi-Tech Inc. (NASDAQ:FMTI) (“Forbes” or “Company”) today announced its results for the third quarter ended September 30, 2009. The comparative period for these statements is the three and nine-month periods ended September 30, 2008. All amounts are in Canadian Dollars unless otherwise noted.

THIRD QUARTER OVERVIEW:

Reducol™: In October 2009 the Company announced that the European Union had approved a health claim for plant sterols -- Reducol™ -- in free or esterified form.

Exchange Listings: In January 2009, Forbes announced that it had received notice from the Toronto Stock Exchange ("TSX"), indicating that the TSX was reviewing the eligibility of its common shares for continued listing on the TSX, relating to Forbes’ market capitalization, which had fallen below the designated minimum TSX threshold for continued listing.

On August 12, 2009, Forbes announced that it had received notice from the TSX that its common shares will be delisted at the close of market on September 11, 2009.  The delisting decision announced by the TSX related to the Company’s market capitalization, which had remained below the TSX designated minimum, $3,000,000 market capitalization threshold for continued listing.  On September 11, 2009, as the Company had not regained compliance with the TSX listing requirements, the Company’s shares were delisted from trading on the TSX.

Since the beginning of the year, NASDAQ has three times extended its suspension of its bid price and market value of publicly held shares requirements, with the result that the Company’s compliance deadline is now January 4, 2010.

FINANCIAL RESULTS:

The following table offers a summary of the financial results for the third quarter of 2009.

Summary: (thousands of $ except per share values and number of shares) (unaudited)	3 month period ended Sept. 30, 2009	3 month period ended Sept. 30, 2008	9 month period ended Sept. 30, 2009	9 month period ended Sept. 30, 2008

Phytosterol revenues	$ 1,279	$ 1,927	$ 3,022	$ 6,648
Cost of sales	(1,174)	(1,513)	(2,432)	(5,375)
Inventory and purchase commitment allowances	(389)	(182)	509	(64)
	(284)	232	1,099	1,209
Expenses	(1,101)	(1,687)	(3,597)	(6,191)
Other income	29	39	4,248	133
(Loss) / Income from continuing operations	(1,356)	(1,416)	1,750	(4,849)

Income tax expense	(23)	(14)	(26)	(25)
Net (loss) / income from continuing operations	(1,379)	(1,430)	1,724	(4,874)

Income / (loss) from discontinued operations	―	785	―	(457)
Net (loss) / income for the period	$ (1,379)	$ (645)	$ 1,724	$ (5,331)

Weighted average number of shares	4,969,813	4,885,662	4,969,813	4,829,749

(Loss) / income per share from continuing operations Basic and diluted	$ (0.28)	$ (0.29)	$ 0.35	$ (1.01)
Income (loss) per share from discontinued operations Basic and diluted	―	0.16	―	(0.09)
(Loss) / income per share Basic and diluted	$ (0.28)	$ (0.13)	$ 0.35	$ (1.10)

Net income for the year to date:   For the nine months ended September 30, 2009, the net income of $1,724,000 includes the one-time positive impact of the reversal of the $1,424,000 provision for loss on certain purchase commitments. This provision was previously recognized as a charge against income in prior accounting periods and reversed in the second quarter ending June 30, 2009. Net income also includes a one time gain related to the completion of the Deans Knight public offering and conversion of the convertible debenture.  These events resulted in the recognition of a gain of approximately $4,148,000 in the first quarter ended March 31, 2009.

Revenues:  Phytosterol revenues – includes direct sales of branded Reducol™ ingredients, non-branded sterol esters and sterols, sales through the Forbes-Fayrefield joint venture of finished products containing Reducol™, and license fees received.  Phytosterol revenues for the nine months ended September 30, 2009 totaled $3,022,000 compared with $6,648,000 for the nine months ended September 30, 2008.   The decrease is primarily due to re-alignment of inventories by one of the Company’s major customers in the first six months of 2009.  This customer is returning to its prior purchasing patterns in the second half of 2009.  Also, the Company’s sales to its European customers have shown a decrease, primarily due to the effect of the economic downturn. In addition, sales by Forbes-Fayrefield of finished products to key European markets have also decreased, in part as a result of a switch from revenue to commission based sales. As a result of these events, together with current general market uncertainties, the Company anticipates that this year’s revenue will be significantly below its prior year’s level.

Cost of Sales/ Margins:  Excluding the impact of the inventory and purchase commitment allowances, for the nine months ended September 30, 2009, the Company realized a gross margin percentage of 20% on phytosterol revenues of $3,022,000 compared with a gross margin percentage of 19% on phytosterol revenues of $6,648,000 for the nine months ended September 30, 2008.

Excluding the impact of the inventory and purchase commitment allowances, for the three months ended September 30, 2009, the Company realized a gross margin percentage of 8% on phytosterol revenues of $1,279,000 compared with a gross margin percentage of 22% on phytosterol revenues of $1,927,000 for the three months ended September 30, 2008. The margins decreased primarily due to a customer mix with lower margins and less favorable foreign exchange rates.

Operating expenses: The Company continues to reduce operating expenses wherever possible. The reduction in expenses in the current nine months in comparison to the comparable nine months in the previous year is attributable to a reduced head count and other cost saving measures. In addition, in the prior year, for the nine months ended September 30, 2008, the Company incurred one-time costs associated with the Special General Meeting, the NASDAQ hearing, the non dilutive financing and severance costs associated with the corporate restructuring.

Liquidity & Capital Resources: The Company’s cash position as of September 30, 2009 totaled $1,197,000 compared with $1,377,000 as at December 31, 2008. Forbes had working capital of $4,834,000 at September 30, 2009 compared with $3,531,000 as at December 31, 2008.

The Company has projected that its capital resources will be sufficient to finance operations through the first quarter of 2010. This view is based on a number of factors and assumptions, which includes the assumption that the Company’s expenditures will not exceed those currently planned, and its revenues will meet or exceed current expectations.

The Company’s future operations are completely dependent upon its ability to complete a strategic transaction such as a merger, acquisition, sale of business or other suitable transaction, and/or secure additional funds.  The market for any of these activities for companies such as Forbes has always been challenging, and the Company believes that current economic conditions and uncertainties have provided, and will continue to provide, additional challenges.  While management is continuing to seek available alternatives, there is no assurance that any of these activities will be successfully completed in a timely manner, or at all.   If the Company cannot complete one or more of these activities in advance of the end of the first quarter of 2010, it will have to consider winding up, dissolution or liquidation.

Third Quarter Report

This news release includes by reference the Company’s unaudited financial statements for the third quarter ended September 30, 2009 and the corresponding Management’s Discussion & Analysis (MD&A). More detailed information can be found in the MD&A and financial statements, which are being filed with applicable Canadian and U.S. regulatory authorities and will be available on the Company’s website at www.forbesmedi.com.

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian dollars)

(unaudited)

	September 30 2009	December 31 2008
ASSETS
Current Assets
Cash and cash equivalents	$1,197,109	$1,376,575
Accounts receivable	885,093	1,446,561
Inventories	3,110,379	5,992,748
Prepaid expenses and deposits	171,010	241,784
	5,363,591	9,057,668

Long-term Assets
Capital assets	110,690	139,843
Other assets	24,308	18,376

	$5,498,589	$9,215,887

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$462,865	$2,598,488
Income tax liability	1,803	6,838
Convertible debenture	―	2,856,272
Current portion of tenure allowance payable	65,000	65,000
	529,668	5,526,598
Long-term liabilities
Tenure allowance	943,381	1,005,029
	1,473,049	6,531,627

Equity component of subsidiary’s convertible debenture	―	398,615

Shareholders’ equity
Share capital	$2,720,992	$2,720,992
Contributed surplus	10,042,877	10,026,964
Deficit	(8,738,329)	(10,462,311)
	4,025,540	2,285,645

	$5,498,589	$9,215,887

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME / (LOSS) AND        DEFICIT

(Expressed in Canadian dollars)

(unaudited)

	Three months ended		Nine months ended
	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008

REVENUES
Sales	$1,278,726	$1,923,111	$3,019,622	$6,643,581
Licensing	―	4,097	2,168	4,097
Phytosterol revenues	1,278,726	1,927,208	3,021,790	6,647,678
Cost of sales	(1,173,589)	(1,513,077)	(2,431,579)	(5,374,741)
Inventory and purchase commitment allowances	(389,000)	(182,000)	509,000	(64,000)
	(283,863)	232,131	1,099,211	1,208,937

EXPENSES
General and administrative	762,460	1,132,181	2,434,007	4,081,701
Nutraceutical research, development and support	133,385	237,114	563,763	1,054,529
Marketing, sales and product development	123,024	275,824	482,595	1,217,315
Foreign exchange loss / (gain)	73,359	27,519	88,235	(226,066)
Depreciation and amortization	8,677	13,955	29,153	63,356
	1,100,905	1,686,593	3,597,753	6,190,835
Loss from continuing operations	$(1,384,768)	$(1,454,462)	$(2,498,542)	$(4,981,898)

OTHER INCOME	$(1,384,768)	$(1,454,462)	$(2,498,542)	$(4,981,898)
Gain on dilution of interest in subsidiary (Note 2)	―	―	4,147,975	―
Interest and other	29,119	38,456	100,331	132,950
	29,119	38,456	4,248,306	132,950
Net (loss) / income from continuing operations before taxes	$(1,355,649)	$(1,416,006)	$1,749,764	$(4,848,948)
Income tax expense	(22,878)	(13,907)	(25,782)	(24,611)
Net (loss) / income from continuing operations	(1,378,527)	(1,429,913)	1,723,982	(4,873,559)

Income / (loss) from discontinued operations	―	784,681	―	(457,726)
Net (loss) / income and comprehensive (loss) / income	(1,378,527)	(645,232)	1,723,982	(5,331,285)

Deficit, beginning of period	(7,359,802)	(7,495,865)	(10,462,311)	(101,269,812)
Reduction of deficit and stated share capital	―	―	―	98,460,000

Deficit, end of period	$(8,738,329)	$(8,141,097)	$(8,738,329)	$(8,141,097)
Weighted average number of common shares outstanding	4,969,813	4,885,662	4,969,813	4,829,749

Basic and diluted (loss) / income per share from continuing operations	$(0.28)	$(0.29)	$0.35	$(1.01)

Basic and diluted income / (loss) per share from discontinued operations	―	$0.16	―	$(0.09)

Basic and diluted (loss) / income per share	$(0.28)	$(0.13)	$0.35	$(1.10)

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

(unaudited)

	Three months ended		Nine months ended
	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008

OPERATIONS
Net (loss) / income for the period	$(1,378,527)	$(645,232)	$1,723,982	$(5,331,285)
Adjustments for:
Depreciation and amortization	8,677	13,955	29,153	74,389
Stock-based compensation expense	―	103,419	15,913	138,083
Loss on write down of capital assets	―	―	―	65,115
Loss on disposal of capital assets	―	1,145	―	3,272
Accretion of interest	―	96,865	103,728	150,492
Gain on dilution of interest in subsidiary	―	―	(4,147,975)	―
Gain on disposal of discontinued operations	―	(767,603)	―	(767,603)
	(1,369,850)	(1,197,451)	(2,275,199)	(5,667,537)
Net change in non-cash operating items	1,374,936	(1,303)	1,306,373	(875,121)
Net cash generated by / (used in) operations	5,086	(1,198,754)	(968,826)	(6,542,658)

INVESTMENTS
Proceeds on disposal of short-term investments	―	―	789,360	―
Acquisition of capital assets	―	(1,927)	―	(9,240)
Proceeds on disposal of capital assets	―	―	―	3,125
Net proceeds on disposal of discontinued operations	―	1,016,966	―	1,016,966
	―	1,015,039	789,360	1,010,851
FINANCING
Debenture	―	―	―	2,960,000
	―	―	―	2,960,000

Increase/(decrease) in cash and cash equivalents	5,086	(183,715)	(179,466)	(2,571,807)
Cash and cash equivalents, beginning of period	1,192,023	2,845,951	1,376,575	5,234,043
Cash and cash equivalents, end of period	$1,197,109	$2,662,236	$1,197,109	$2,662,236

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally.  Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information, please visit www.forbesmedi.com.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Contacts:

David Goold

Chief Financial Officer

Phone: (604) 689-5899 ext. 239

E-mail: ir@forbesmedi.com

FORWARD LOOKING STATEMENTS

This News Release contains forward-looking statements and forward-looking information concerning anticipated developments in the Company’s business including projected sales and revenues, sufficiency of its capital resources, future financing, strategic and/or and M&A transactions, its continued NASDAQ listing, and other information in future periods. Forward-looking statements and information can be identified by forward-looking terminology such as “projected”, “deadline”, “future”, “planed”, “expectations”, “continuing”,  “will be”, “will meet”, “seek”, “may”, “obtain”,  “anticipated”, “2010”, “will”, and similar expressions or variations thereon. Forward-looking statements and information are about the future and are inherently uncertain, and actual results may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, the Company’s need for additional future capital or a merger, acquisition or other suitable transaction, which may not be available in a timely manner or at all and which, if not obtained, would have a material adverse effect on the Company and its ability to continue as a going concern;  the risk of unanticipated expenses and inability to control certain costs; the risk that sales revenue may not meet the Company’s expectations;  the Company’s dependence on its key personnel; the Company’s need for additional customers and the Company’s existing reliance on  a few major customers for performance; the effect of competition; manufacturing risks and the Company’s dependence on third party suppliers; product liability, intellectual property and insurance risks; exchange rate fluctuations; uncertainty whether the Company’s shares will remain listed on NASDAQ and the need to regain compliance with NASDAQ’s minimum bid price rule by January 4, 2010, which is not assured;  the risk that delisting of the Company’s shares from the NASDAQ could, have a negative effect on the Company’s share liquidity and trading price, on the Company’s ability to obtain further financing or to complete a merger, acquisition or other suitable transaction and continue as a going concern, and on the ability of certain investors to trade in the Company’s shares; the need for future regulatory approvals, which are not assured; and other risks and uncertainties affecting the Company and its business, as contained in its latest Annual Information Form on Form 20-F and other documents filed with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements or information if those beliefs, assumptions, or expectations or other circumstances should change.

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